Soaring Eagle Acquisition Corp.

955 Fifth Avenue

New York, NY 10075

September 15, 2021

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Soaring Eagle Acquisition Corp.

Registration Statement on Form S-1, originally filed August 11, 2021

File No. 333-258712

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Soaring Eagle Acquisition Corp. hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-1, as amended (the “Registration Statement”), be accelerated to, and that the Registration Statement be declared effective at, 4:00 p.m., prevailing Eastern Time, on September 16, 2021, or as soon as practicable thereafter.

Please contact Joel Rubinstein (joel.rubinstein@whitecase.com / telephone: (212) 819-7642) or Jonathan Rochwarger (jonathan.rochwarger@whitecase.com / telephone: (212) 819-7643) of White & Case LLP with any questions and please notify one or more of them when this request for acceleration has been granted to provide notice of effectiveness.

[Signature Page Follows]

Sincerely,

By:	/s/ Eli Baker
Name: Eli Baker
Title: President and Chief Financial Officer

cc:	Joel Rubinstein, White & Case LLP

Jonathan Rochwarger, White & Case LLP

[Signature Page to Acceleration Request]